SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. _1_)*

Layne Christensen Company

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

 521050104

(CUSIP Number)

November 30, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*   *   *   *   *

*	Due to a filing error, the Schedule 13G relating to the Common Stock of Layne Christensen Company was filed on December 10, 2015 under the wrong CIK number.

Accession # 0001398344-15-008177
Submission type: SC 13G
Date of submission: December 10, 2015

THE REFERENCED FILING WAS SUBMITTED IN ERROR AND SHOULD BE DISREGARDED

A corrected filing was immediately submitted under the correct CIK on 12/10/2015 (accession number 0001398344-15-008179).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Brown Capital Management, LLC

By:	/s/ Eddie C. Brown
Name:	Eddie C. Brown
Title:	President

Date:	December 11, 2015